Exhibit 4.24

EXHIBIT D

CLINICAL TRIAL (TCER [***]) PROJECT AGREEMENT

pursuant to the

COLLABORATION AND LICENSE AGREEMENT

by and between

IMMATICS BIOTECHNOLOGIES GMBH

MODERNATX, INC.

Dated as of December 19, 2025

Table of Contents

Page

ARTICLE 1 SCHEDULES, ORDER OF PRECEDENCE AND CONSTRUCTION	1

1.1 General	1

ARTICLE 2 DEFINITIONS	1

ARTICLE 3 GOVERNANCE	4

3.1 Clinical Study Project Committee	4

ARTICLE 4 COLLABORATION	5

4.1 Overview	5

4.2 Performance	5

4.3 Records	5

4.4 Reporting	5

4.5 Product Supply	6

4.6 Use of Supplied Quantities	6

ARTICLE 5 CLINICAL DEVELOPMENT	6

5.1 Protocol	7

5.2 Informed Consents	7

5.3 Samples	7

5.4 Clinical Study Data	7

5.5 Publication	7

5.6 Processing	8

5.7 Reporting	8

5.8 Quality Agreement	8

ARTICLE 6 REGULATORY MATTERS	8

6.1 Regulatory Responsibilities	8

6.2 Regulatory Communications	9

6.3 Regulatory Materials	10

6.4 Pharmacovigilance and Safety	10

ARTICLE 7 GRANTS OF RIGHTS	12

7.1 License Grants	12

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ARTICLE 8 FINANCIAL PROVISIONS	13

8.1 Milestone Due and Payable	13

8.2 Research Program Costs	13

8.3 Records and Audits	13

8.4 No Other Compensation	14

ARTICLE 9 INTELLECTUAL PROPERTY	14

9.1 In General	14

9.2 IP Arising Under This Project Agreement	14

ARTICLE 10 INDEMNIFICATION	15

10.1 By Immatics	15

10.2 By Moderna	15

ARTICLE 11 TERM AND TERMINATION	15

11.1 Term	15

11.2 Termination	15

11.3 Completion of Research Program Activities	16

11.4 Effects of Expiration or Termination	16

ARTICLE 12 MISCELLANEOUS	16

12.1 Performance by Affiliates	16

12.2 Press Release; Publicity	17

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CLINICAL TRIAL (TCER MAGEB2) PROJECT AGREEMENT

This CLINICAL TRIAL (TCER MAGEB2) PROJECT AGREEMENT (this “Project

Agreement”) is entered into and made effective as of December 19, 2025 (the “Effective Date”) by and between Immatics Biotechnologies GmbH, a German corporation (“Immatics”), and ModernaTX, Inc., a Delaware corporation (“Moderna”). Moderna and Immatics are each referred to herein as a “Party,” or, together, as the “Parties.”

WHEREAS, Immatics and Moderna are parties to that certain Master Collaboration and License Agreement (the “CLA”) effective as of September 7, 2023, pursuant to which the Parties set forth a general framework to guide various Research Programs (as defined in the CLA);

WHEREAS, the Parties desire to collaborate to conduct a Phase 1 Clinical Trial to explore the treatment of cancers using the Product Candidate (as defined below); and

WHEREAS, the Parties are entering into this Project Agreement to set forth additional terms and conditions with respect to the Clinical Study (as defined below), which is made pursuant to and subject to the terms and conditions of the CLA.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

SCHEDULES, ORDER OF PRECEDENCE AND CONSTRUCTION

1.1 General. This Project Agreement is made pursuant to and subject to the terms and conditions of the CLA and includes the following Schedule, which is incorporated by this reference. In the event of a conflict or inconsistency between the terms and conditions in the Schedule and those in the body of this Project Agreement, the terms and conditions in the body of this Project Agreement will take precedence and control, except to the extent the Schedule expressly references and states that it supersedes such term or condition. Capitalized terms not otherwise defined herein shall have the meaning given to them in Article 2 or the CLA.

ARTICLE 2

DEFINITIONS

2.1 “cGMP” means the current Good Manufacturing Practices officially published and interpreted by the FDA or other applicable Regulatory Authorities that may be in effect from time to time and are applicable to the Manufacture of the Product Candidate.

2.2 “Clinical Development” means any and all clinical drug development activities, Clinical Trials, statistical analysis, and report writing, preparation and submission of Regulatory Materials, regulatory affairs with respect to the foregoing, and all other activities necessary or reasonably useful or otherwise requested or required by a Regulatory Authority as a condition or in support of obtaining or maintaining a Regulatory Approval for a product.

2.3 “Clinical Development Budget” has the meaning set forth in Section 4.1.

2.4 “Clinical Development FTE Costs” means,[***].

2.5 “Clinical Development Out-of-Pocket Costs” means, [***].

2.6 “Clinical Development Research Program Costs” means[***].

2.7 “Clinical Research Plan” means the activities undertaken by the Parties in furtherance of the Clinical Study, as further described on Schedule 4.1 hereof.

2.8 “Clinical Supply Agreement” has the meaning set forth in Section 4.5.1.

2.9 “Clinical Study” means a Phase 1 Clinical Trial designed to evaluate the safety and early evidence of effectiveness of the Product Candidate, as further described in the Clinical Research Plan.

2.10 “Clinical Study Completion” means the date on which the Final Trial Report is finalized and delivered to Moderna in accordance with Section 5.7(a).

2.11 “Clinical Study Data” means all data and reports generated in the performance of the Clinical Study by or on behalf of either Party pursuant to this Project Agreement, other than the Joint Study Data. The Clinical Study Data shall be deemed to be “Results” under the CLA.

2.12 “Clinical Study Invention” means [***].

2.13 “Clinical Study Patents” [***].

2.14 “CMC” means chemistry, manufacturing, and controls.

2.15 “Commercially Reasonable Efforts” means, [***].

2.16 “Converted Invention” has the meaning set forth in Section 9.2.2(b).

2.17 “Converted IP” has the meaning set forth in Section 9.2.2(b).

2.18 “CRO” means any Third Party contract research organization used to conduct the Clinical Study, including laboratories, but, for clarity, excluding Clinical Trial sites and any Third Parties who are individuals.

2.19 “Data Breach” has the meaning set forth in Section 6.4.4.

2.20 “Data Protection Laws” means laws, statutes, rules, regulations, orders, judgments, or ordinances having the effect of law, including any rules, regulations, guidelines, or other requirements of Governmental Authorities, in each case, that may be in effect from time to time and which relate to the protection of individuals with regards to the Processing of Personal Data to which a Party is subject.

2.21 “Delivery” means, with respect to the Product Candidate for use in Clinical Development, the time set forth in a Clinical Supply Agreement or as otherwise agreed in writing by the Parties.

2.22 “DMF” means any drug master file filed with the FDA, and any equivalent filing in other countries or regulatory jurisdictions, or any other mechanism for achieving the purposes of a drug master file in any countries or regulatory jurisdiction where there is no equivalent.

2.23 “Final Trial Report” has the meaning set forth in Section 5.7(a).

2.24 “Good Clinical Practices” or “GCP” means all applicable current Good Clinical Practice standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of Clinical Trials, including, as applicable, (a) as set forth in the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use E6 and any other guidelines for good clinical practice for trials on medicinal products in the Territory, (b) the Declaration of Helsinki (2004) as last amended at the 52nd World Medical Association in October 2000 and any further amendments or clarifications thereto, (c) U.S. Code of Federal Regulations Title 21, Parts 50, 54, 56, 312 and 314, as may be amended from time to time, and (d) the equivalent Applicable Law in any relevant country, in each case as may be amended and applicable from time to time and in each case that provide for, among other things, assurance that the clinical data and reported results are credible and accurate and protect the rights, integrity, and confidentiality of trial subjects.

2.25 “HIPAA” means the Health Insurance Portability and Accounting Act of 1996, as codified in 45 C.F.R. §§ 160, 162, 164.

2.26 “ICF” has the meaning set forth in Section 5.2.

2.27 “Joint Study Data” means [***].

2.28 “Joint Study Invention” means any Invention to the extent relating to [***].

2.29 “Joint Study Patents” means any Patents to the extent claiming any Joint Study Invention.

2.30 “Material Safety Issue” means, with respect to the Product Candidate, (a) any safety concern which is required to be reported under 21 C.F.R. § 312.32; or (b) the occurrence of a toxicity or drug safety issue or a serious adverse event reasonably related to or observed and that is unexpected for the Product Candidate or the applicable patient population, and as determined by either Party in accordance with its standard operating procedures.

2.31 “Moderna CMC Data” means [***].

2.32 “Product Candidate” means [***]TCER (as defined in the TCER Collaboration Project Agreement).

2.33 “Personal Data” means all information identifying, or in combination with other information, identifiable to an individual, including pseudonymized (key-coded) Clinical Study Data containing such information.

2.34 “Processing” means any operation or set of operations that is performed upon Personal Data, whether or not by automatic means, such as collection, recording, organization,

storage, adaptation, or alternation, retrieval, consultation, use, disclosure by transmission, dissemination, or otherwise making available, alignment or combination, blocking, erasure, or destruction, “Process” and “Processed” shall have a corresponding meaning.

2.35 “Prosecuting Party” has the meaning set forth in Section 9.2.2(a).

2.36 “Protocol” has the meaning set forth in Section 5.1.

2.37 “Quality Agreement” has the meaning set forth in Section 5.8.

2.38 “Research Program Activities” means all Development activities performed by or on behalf of a Party pursuant to this Project Agreement.

2.39 “Research Program Period” means the period beginning on the Effective Date and ending on the earliest of (a) Clinical Study Completion, (b) early termination of the Research Program Activities upon written agreement by both Parties, or (c) termination of this Project Agreement pursuant to Section 11.2.

2.40 “Research Program Report” has the meaning set forth in Section 4.4.2.

2.41 “Research Program Results” means [***].

2.42 “Samples” means biological specimens collected from the Clinical Study subjects [***]. Samples shall be considered Collaboration Materials.

2.43 “Specifications” means, with respect to the Product Candidate, the set of requirements for such product as set forth in the Quality Agreement.

2.44 “Top-Line Results Memo” has the meaning set forth in Section 5.7(a).

ARTICLE 3

GOVERNANCE

3.1 Clinical Study Project Committee.

3.1.1. Formation; Responsibilities. The Project Committee for this Project Agreement (the “Clinical Study Project Committee”) shall oversee and coordinate the conduct of the Clinical Study, including to:

(a) [***];

(b) [***];

(c) [***];

(d) [***];

(e) [***];

(f) [***];

(g) [***];

(h) [***]; and

(i) [***].

ARTICLE 4

COLLABORATION

4.1 Overview. Notwithstanding Section 3.1 of the CLA, subject to the terms and conditions of this Project Agreement, the Parties shall collaborate to conduct the Clinical Study in accordance with the Clinical Research Plan. The Clinical Research Plan will include: (a) a description of the Research Program Activities and each Party’s obligations in connection therewith; (b) the projected timelines for completion of the Research Program Activities; (c) an estimated budget for the Clinical Development activities (the “Clinical Development Budget”); and (d) a clinical trial synopsis with respect to the Clinical Study. An initial copy of the Clinical Research Plan is set forth on Schedule 4.1. Except as otherwise expressly set forth in the Clinical Research Plan: (i) Immatics shall be primarily responsible for the conduct of all Development activities set out in the Clinical Research Plan, including acting as sponsor of the Clinical Study; and (ii) Moderna shall be solely responsible for supplying quantities of the Product Candidate as set out in the Clinical Research Plan.

4.2 Performance. Each Party shall: (a) conduct all Research Program Activities allocated to it in accordance with the Clinical Research Plan, in good scientific manner, in compliance with all Applicable Laws, and, subject to Article 8, at its sole cost and expense; and (b) [***] perform such obligations within the applicable timelines set forth in the Clinical Research Plan.

4.3 Records. Each Party shall, and shall cause its Subcontractors to, maintain records of its Research Program Activities, including with respect to the Research Program Results, in sufficient detail, in compliance with Applicable Laws, and in good scientific manner appropriate for patent and regulatory purposes, which records shall reflect the work done and the results achieved in the performance of the Research Program Activities in a reasonable level of detail customary for companies engaged in biopharmaceutical research and development. Each Party shall make such records available to the other Party upon such other Party’s request, including any such request made to enable the requesting Party to: (a) comply with any of its legal, regulatory, or contractual obligations, or any request by any Regulatory Authority related to a Product Candidate or an Immatics Product (including, in each case, as part of the Clinical Study), as applicable; and (b) determine whether the Research Program Activities have been conducted in accordance with this Project Agreement.

4.4 Reporting.

4.4.1 In General. Without limiting the provisions of Section 5.7, each Party shall promptly provide the other Party with copies of all results and information (including Research Program Results) generated by or on behalf of such Party relating to the Clinical Study; provided, however, that in no event shall Moderna be obligated to provide to Immatics any information relating to the Manufacturing of any Product Candidate (including, for clarity, the Moderna CMC Data).

4.4.2 Research Program Reports. Without limiting Section 4.4.1, each Party shall deliver to the other Party, at least five Business Days prior to each regular Clinical Study Project Committee meeting, a reasonably-detailed written report regarding such Party’s Research Program Activities (if any) and all progress and Research Program Results since the Clinical Study Project Committee’s prior meeting (or, with respect to the first Clinical Study Project Committee meeting, since the Effective Date) (each, a “Research Program Report”). The Clinical Study Project Committee shall discuss such Research Program Reports at each Clinical Study Project Committee meeting.

4.5 Product Supply.

4.5.1 In General. Moderna shall Manufacture and supply Product Candidate for use under and as set out in the Clinical Research Plan. The Parties shall enter into a Clinical Supply Agreement no later than [***] prior to the planned IND submission relating to the Clinical Study (the “Clinical Supply Agreement”), which shall contain the terms set forth in this Section 4.5, and shall be substantially similar to that certain Clinical Supply Agreement between the Parties dated April 29, 2024.

4.5.2 Supply Forecast. [***].

4.5.3 Designated Supply Contact. Each Party will designate an individual that a Party may contact to assist with coordinating supplies and facilitating the resolution of any issues or concerns arising in connection with the supply of the Product Candidate for use in the Clinical Study.

4.5.4 Delivery; Title and Risk of Loss. [***].

4.5.5 Product Warranties. [***].

4.5.6 Manufacturing Issues. [***].

4.6 Use of Supplied Quantities. Moderna shall provide quantities of the Product Candidates to the Immatics as specified in the Protocol and the Clinical Research Plan, or as otherwise agreed to by the Clinical Study Project Committee. Immatics shall: (a) use such quantities of the Product Candidates only for the testing contemplated by the Protocol and the Clinical Research Plan; and (b) conduct such testing solely in accordance with the Protocol and the Clinical Research Plan. Immatics shall share the results of such testing, in electronic form or other mutually agreeable alternate form, on the timelines specified in the Clinical Research Plan. Except to the extent otherwise agreed in a writing signed by authorized representatives of each Party, each Party may use and disclose such testing results in accordance with the Protocol solely for the purposes expressly contemplated by the Clinical Research Plan.

ARTICLE 5

CLINICAL DEVELOPMENT

5.1 Protocol. The Clinical Study Project Committee shall approve the initial protocol for the Clinical Study (the “Protocol”) as soon as practicable after the Effective Date, but no later than [***] following the Effective Date. Either Party may, from time to time, propose amendments to the Protocol to the Clinical Study Project Committee in writing at least ten Business Days prior to the next regular meeting of the Clinical Study Project Committee. The Clinical Study Project Committee shall review any such proposed amendment at the Clinical Study Project Committee’s next regular meeting and, upon the Clinical Study Project Committee’s approval thereof, the Protocol shall be deemed to be amended by such amendment. Subject to Section 11.2.1 with respect to potential Protocol amendments, the Clinical Study shall be conducted in accordance with the Protocol.

5.2 Informed Consents. Immatics shall prepare the patient informed consent form for the Clinical Study (“ICF”) and provide a draft thereof to Moderna for its review and comment and insertion of information relating to the Product Candidate no later than [***] after approval of the Protocol. Immatics shall implement all comments from Moderna regarding the portion of the ICF relating to the Clinical Study or any Product Candidate, and any changes to the ICF to the extent relating to the Clinical Study or any Product Candidate shall be subject to Moderna’s prior written consent. Immatics shall provide the Clinical Study Project Committee with a copy of the final ICF for the Clinical Study Project Committee’s review and approval, which shall be completed within five Business Days of receipt.

5.3 Samples. Samples collected in the course of the Clinical Study shall be owned jointly by the Parties (to the extent not owned by the patient and/or the clinical trial site) and may be used as set forth in the Protocol and the Clinical Research Plan. Any such Samples shall be collected in accordance with the applicable Protocol and ICFs. Except as set forth in the Protocol or the Clinical Research Plan, neither Party shall be permitted to use the Samples for any purpose without the prior written consent of the other Party (with the terms of such use to be set forth in a written agreement between the Parties setting forth the Samples to be used, and any appropriate terms/restrictions on such use). Storage and access to the Samples shall be in accordance with the IND for the Clinical Study and associated ICFs, unless otherwise agreed by the Parties. If the Party holding the Samples determines that it no longer has a use for the Samples and the other Party determines that it does, then the Samples shall, subject to Applicable Law and the terms of the signed ICFs, be transferred to the other Party and may be used solely thereafter by the other Party. If neither Party has any further use for the Samples, then the remaining Samples will be destroyed pursuant to the respective Party’s standard operating procedures for sample retention and destruction, subject to the terms of and permission(s) granted in the ICFs signed by the subjects contributing the Samples in the Clinical Study.

5.4 Clinical Study Data. Pursuant to Sections 6.1 and 7.2 of the CLA, Moderna shall own all Clinical Study Data, and pursuant to Section 1.30 and Article 6 of the CLA, all Clinical Study Data shall be deemed the Confidential Information of Moderna and Immatics shall not disclose any such Clinical Study Data to any Third Party except as permitted by Section 6.3.1 of the CLA.

5.5 Publication. Publication of any Clinical Study Data is governed by Sections 6.7 and 6.8 of the CLA.

5.6 Processing. Immatics shall ensure that all patient authorizations and consents required under HIPAA or any other similar Applicable Law in connection with the Clinical Study permit the sharing of Clinical Study Data with Moderna as contemplated by this Project Agreement. The Parties shall comply with any Applicable Law relating to Processing of Personal Data in connection with the Clinical Study Data.

5.7 Reporting.

(a) Immatics shall provide to Moderna: (i) access to Immatics’ or its CRO’s electronic data capture system; (ii) copies of all Clinical Study Data upon Moderna’s request; (iii) substantially final drafts and final versions of interim analyses or interim reports (if any) from the ongoing Clinical Study (the “Interim Reports”); (iv) substantially final drafts and final versions of a memorandum that sets forth top-line results following database lock from the completed Clinical Study (the “Top-Line Results Memo”); and (v) the final Clinical Study clinical study report (“Final Trial Report”), in each case as applicable and in electronic form or other mutually agreeable alternate form.

(b) Without limiting the foregoing, Immatics shall promptly provide to Moderna an electronic draft of each Interim Report, the Top-Line Results Memo, and the Final Trial Report, as applicable. Moderna shall have [***] after receipt of the draft Interim Report or Top-Line Results Memo and [***] after receipt of the draft Final Trial Report to provide comments thereon. Immatics shall incorporate any reasonable comments provided by Moderna and shall not include any statements therein relating to the Product Candidate that have not been approved by Moderna. Immatics shall deliver to Moderna the final versions of each Interim Report, the Top-Line Results Memo, and the Final Trial Report promptly (but in no event later than five Business Days) following the finalization thereof (which versions, for clarity, shall include any reasonable comments provided by Moderna and shall not include any statements therein relating to the Product Candidate.

(c) Immatics shall, upon Moderna’s reasonable request, provide an update as to the status of the Clinical Study (including as to enrolment and progress towards achieving the study objectives).

5.8 Quality Agreement. By the earlier of: (a) [***] following the Effective Date; and (b) [***]prior to the anticipated initiation of the Clinical Study as set forth in the Clinical Research Plan, the Parties shall enter into a quality agreement that shall address and govern issues related to the quality of clinical product to be supplied by Moderna for use in the Clinical Study (the “Quality Agreement”). In the event of any inconsistency between the terms of this Project Agreement and the Quality Agreement, the terms of the Quality Agreement shall govern with respect to quality-related matters, and the terms of this Project Agreement shall govern with respect to all other matters.

ARTICLE 6

REGULATORY MATTERS

6.1 Regulatory Responsibilities.

6.1.1 In General. Notwithstanding Section 3.2 of the CLA and except as otherwise set forth in this Article 6, [***].

6.1.2 Limitations. Notwithstanding anything to the contrary in this Project Agreement: (a) [***].

6.2 Regulatory Communications.

6.2.1 Prompt Disclosures. Subject to Section 6.1.2, each Party shall inform the other Party within 48 hours, or such shorter time as is necessary to comply with the reporting requirements of any applicable Regulatory Authority or under Applicable Laws, of notification of any action by, or notification or other information that it receives (directly or indirectly) from, any Regulatory Authority in the Territory to the extent such information: [***]. The Parties shall reasonably cooperate with and assist each other in complying with regulatory obligations and communications, including by providing to the applicable Party, within [***]after a request, such information and documentation that is in the other Party’s possession as may be necessary or helpful for such Party to prepare a response to an inquiry from a Regulatory Authority in the Territory with respect to the Clinical Study. Subject to Section 6.1.2, each Party shall also promptly provide the other Party with a copy of all correspondence received from a Regulatory Authority in the Territory specifically regarding the matters referred to above. In addition, in the case of safety issues relating to the Product Candidate, or as needed to meet Moderna’s requirements for reporting to Regulatory Authorities relating to the Product Candidate, Immatics shall immediately provide Moderna with any Case Report Forms or data and analysis from the Clinical Study as reasonably necessary for Moderna to evaluate such safety issue or comply with any such regulatory requirement.

6.2.2 Material Communications. To the extent not provided pursuant to this Section 6.2, subject to Section 6.1.2, Immatics shall provide the Clinical Study Project Committee for its review and discussion a reasonably detailed description of the principal issues raised in each material communication with Regulatory Authorities with respect to the Clinical Study promptly after receipt thereof, but in any event within [***] after receipt thereof. Immatics shall allow Moderna a reasonable opportunity to review and comment (but no more than [***], and in any case in a timeframe feasible to permit Immatics to respond within the timeframes provided by any applicable Regulatory Authorities) on Immatics’ proposed response to any material communications with any Regulatory Authority with respect to the Clinical Study in advance of the transmission of such response, and Immatics shall implement all comments timely provided by Moderna in connection therewith. For clarity, no material communication with any Regulatory Authority with respect to the Clinical Study shall be provided to such Regulatory Authority without following the process set forth in this Section 6.2.2.

6.2.3 Other Disclosures. Without limiting its other obligations under this Project Agreement, each Party shall promptly disclose to the other Party the following regulatory information Controlled by such Party, subject to Section 6.1.2:

(a) all material information pertaining to actions taken by Regulatory Authorities related to the Clinical Study in the Territory, including any notice, audit notice, notice of initiation by Regulatory Authorities of investigations, inspections, detentions, seizures, or injunctions, concerning the Clinical Study in the Territory, notice of violation letter (i.e., an untitled letter), warning letter, service of process, or other inquiry; and

(b) all information pertaining to notices from Regulatory Authorities in the Territory of non-compliance with Applicable Laws in connection with the Clinical Study, including receipt of a warning letter or other notice of alleged material non-compliance from any Regulatory Authority relating to the Clinical Study;

provided, that, in each case ((a) and (b)), such Party shall be entitled to redact those portions thereof to the extent not related to the Clinical Study.

6.2.4 Regulatory Meetings. [***].

6.3 Regulatory Materials.

6.3.1 In General. Immatics shall provide Moderna with a copy of all proposed Regulatory Materials to be filed with or submitted to any Regulatory Authority for the Clinical Study for Moderna’s review and comment sufficiently in advance of, but in any event at least [***] prior to, Immatics’ filing or submission thereof. Moderna shall provide comments to such proposed Regulatory Materials within [***]. Immatics shall incorporate any comments received within such [***] period from Moderna into such Regulatory Materials.

6.3.2 CMC Filings. Notwithstanding anything to the contrary in this Section 6.3, Moderna shall be responsible for all CMC-related components of all Regulatory Materials, including product labeling, for Product Candidates in the Territory. [***].

6.4 Pharmacovigilance and Safety.

6.4.1 Pharmacovigilance Agreement. Immatics will be solely responsible for compliance with all Applicable Laws pertaining to safety reporting for the Clinical Study and related activities. The Parties will execute a pharmacovigilance agreement (the “Pharmacovigilance Agreement”) by the earlier of: (a) [***] following the Effective Date; and (b) [***] prior to the initiation of Clinical Development activities under the Clinical Research Plan, to ensure the exchange of relevant safety data within appropriate timeframes and in an appropriate format to enable the Parties to fulfill local and international regulatory reporting obligations and to facilitate appropriate safety reviews. In the event of any inconsistency between the terms of this Project Agreement and the Pharmacovigilance Agreement, the terms of the Pharmacovigilance Agreement shall govern with respect to pharmacovigilance- and safety-related matters, and the terms of this Project Agreement shall govern with respect to all other matters. The Pharmacovigilance Agreement will (a) include safety data exchange procedures governing the coordination of collection, investigation, reporting, and exchange of information concerning any adverse experiences, pregnancy reports, and any other safety information arising from or related to the use of the Clinical Study in the Clinical Study, consistent with Applicable Law, (b) provide that (i) each Party will immediately provide the other Party notice of any serious adverse event or other event of special interest arising from Research Program Activities conducted by or on behalf of such Party and provide an opportunity for both Parties to jointly participate in substantially contemporaneous decision-making regarding responsive actions to such event (including any public disclosure) and (ii) any determination or assessment as to the causality of any adverse experiences or other drug related effects be reached by unanimous decision and prior to any communication with any Regulatory Authority, and (c) provide for a joint safety committee, the governance of which would be outlined in such Pharmacovigilance Agreement. Such guidelines and procedures shall be in accordance with, and enable the Parties and their Affiliates to fulfill, local and international regulatory reporting obligations to Regulatory Authorities.

6.4.2 Global Safety Database. Immatics shall initially set up, hold, and maintain the global safety database for the Clinical Study with respect to safety data obtained in connection with the Research Program Activities. Upon Moderna’s request, Immatics shall provide to Moderna access to or copies of, in an electronic format reasonably satisfactory to Moderna, the complete contents of the global safety database maintained by Immatics pursuant to the immediately foregoing sentence. Immatics shall provide Moderna with all information necessary or reasonably useful for Moderna to comply with its pharmacovigilance responsibilities in the Territory, including, as applicable, any adverse drug experiences, from pre-clinical or clinical laboratory, animal toxicology, and pharmacology studies, and the Clinical Study, in each case, in any form reasonably requested by Moderna.

6.4.3 Data Privacy and Security.

(a) In General. With respect to all Personal Data collected, Processed, hosted, or transmitted in connection with Immatics’ performance under this Project Agreement, including in connection with the conduct of the Clinical Study, Immatics shall:

(i) comply at all times with Data Protection Laws;

(ii) to the extent permitted by Applicable Law, notify Moderna, as soon as practicable and in any event prior to making the relevant disclosure, if it is obliged to make a disclosure of the Personal Data under Applicable Law (unless Applicable Law requires such disclosure on a timetable where prior notification to Moderna is impracticable in which case such notification shall be substantially contemporaneous with such disclosure);

(iii) make timely notification to, and obtain any necessary authorizations from, any applicable Regulatory Authority where required under applicable Data Protection Laws of its collection and other Processing of Personal Data in order to comply with its obligations under this Project Agreement;

(iv) at all times, act in a manner such that it is not subject to any prohibition or restriction that: (x) prevents or restricts it from disclosing or transferring Personal Data to Moderna as required under this Project Agreement; or (y) prevents or restricts either Party from Processing the Personal Data as contemplated by this Project Agreement. If Immatics becomes aware of any circumstances that it reasonably believes may give rise to such a prohibition or restriction, it shall promptly notify Moderna of the same and take all reasonable steps, including following Moderna’s reasonable instructions, to ensure that it does not impact its performance of its obligations under this Section 6.4.3;

(v) ensure that all fair Processing, required notices, and informed consents have been obtained and are maintained and are sufficient in scope, and that Immatics has an appropriate legal basis under Data Protection Laws sufficient in scope to enable

Immatics to Process Personal Data as required in order to obtain the benefit of its rights and to fulfil its obligations under this Project Agreement (including the transfer of all applicable Personal Data to Moderna), in each case, in accordance with Data Protection Laws;

(vi) implement and maintain reasonable administrative, technical, and physical safeguards designed to: (x) maintain the security and confidentiality of Personal Data; (y) protect against reasonably anticipated threats or hazards to the security or integrity of Personal Data; and (z) protect against unauthorized access to or use of Personal Data;

(vii) notify Moderna in writing promptly, and in any event within 48 hours of receipt, of: (x) any correspondence from a data protection regulator in relation to the Processing of Personal Data related to this Project Agreement; or (y) a request or notice from a data subject exercising its rights under Data Protection Laws, including to access, rectify, or delete its Personal Data in relation to the Personal Data that is Processed under this Project Agreement; and

(viii) refrain from taking actions related to the Processing of Personal Data that would be reasonably likely to damage or impair Moderna’s reputation.

(b) Data Agreements. At the reasonable request of either Party, the Parties shall cooperate to enter into any necessary joint controller agreements or controller-processor agreements with respect to Personal Data as necessary to comply with Applicable Law, including the cross-border transfer of Personal Data requirements set forth in Data Protection Laws.

6.4.4 Security Breach Notification. Immatics shall provide notice to Moderna immediately, and in any event no later than [***], upon learning of any actual or suspected misappropriation or unauthorized access to, or disclosure or use of Personal Data collected, Processed, hosted, or transmitted by Immatics in connection with Immatics’ performance under this Project Agreement, including in connection with the conduct of the Clinical Study (a “Data Breach”). Immatics shall promptly investigate each Data Breach that it becomes aware of or has reason to suspect may have occurred and, in the case of an actual Data Breach, shall, at request, provide reasonable levels of access and information to Moderna in connection with any independent investigation that Moderna may desire to conduct with respect to such Data Breach. Immatics shall cooperate with Moderna in identifying any reasonable steps that should be implemented to limit, stop, or otherwise remedy any actual or suspected Data Breach. Immatics shall perform all remediation efforts required by Data Protection Laws, and shall be responsible for all liabilities, costs, and expenses associated with the Data Breach.

ARTICLE 7

GRANTS OF RIGHTS

7.1 License Grants.

7.1.1 Non-Exclusive License Grants to Immatics. [***].

7.1.2 Non-Exclusive License Grant to Moderna.

(a) [***].

(b) [***].

7.1.3 Sublicensing. [***].

ARTICLE 8

FINANCIAL PROVISIONS

8.1 Milestone Due and Payable. In consideration for Immatics’ activities prior to the Effective Date in furtherance of the Clinical Research Plan, a milestone of Five Million U.S. Dollars ($5,000,000) will be payable by Moderna to Immatics within [***] after the Effective Date, [***].

8.2 Research Program Costs.

8.2.1 In General. Subject to Section 8.2.2, Moderna shall be responsible for all Clinical Development Research Program Costs incurred by either Party in connection with Clinical Development Research Program Activities under the Clinical Research Plan.

8.2.2 Reporting; Payment. No later than [***] following the end of each Calendar Quarter during the Research Program Period, Immatics shall calculate the total amount of Clinical Development Research Program Costs incurred by Immatics during such Calendar Quarter and provide Moderna written notice, in reasonable detail with supporting documentation in a format mutually agreed by the Parties, of the amount of reimbursement of Clinical Development Research Program Costs to which Immatics a is entitled in accordance with Section 8.2.1, together with an invoice to Moderna for such amount, and Moderna shall pay such undisputed amounts within [***] after receipt of such invoice. Each [***], Immatics shall provide Moderna with a rolling budget forecast for [***], plus an estimate for the overall budget for the Clinical Development Budget. In the event that Immatics reasonably determines that the increase for any given Calendar Quarter [***], Immatics will notify Moderna, through the Clinical Study Project Committee, and the Clinical Study Project Committee (or the JSC) will [***]. For clarity, In no event shall Immatics be required to incur any Clinical Development Research Program Costs that are not reimbursed by Moderna, and in no event shall Moderna be required to reimburse Immatics for any Clinical Development Research Program Costs that [***].

8.3 Records and Audits.

8.3.1 Records. Immatics will keep complete and accurate records of its Research Program Costs for a period of five years after the end of the Calendar Year in which such Research Program Costs were incurred. Such records shall be kept in accordance with Applicable Law and Immatics’ normal business practices.

8.3.2 Audits. Moderna shall have the right, at its own expense, to have a nationally-recognized, independent, and certified public accounting firm, selected by Moderna and subject to Immatics’ prior written consent (not to be unreasonably withheld, conditioned, or delayed), review any such records of Immatics in the location(s) where such records are maintained upon reasonable written notice (which shall be no less than [***] prior written notice) and during regular business hours for the sole purpose of verifying the basis and accuracy of payments made under this Project Agreement during the [***] period preceding the date of the request for review. Upon Moderna’s request, prior to performing the applicable audit, the accounting firm shall enter into a reasonable and customary confidentiality agreement with Immatics to protect the confidentiality of its records. The accounting firm shall report to the Parties only whether or not the basis and accuracy of such payments are correct and the amount of any discrepancy. The results of any such review of Immatics’ records under this Section 8.3.2 shall be deemed the Confidential Information of Immatics. If such an inspection leads to the discovery of a discrepancy to Moderna’s detriment, Immatics shall, within [***] after receipt of such report from the accounting firm, pay any undisputed amount of the discrepancy. If such an inspection leads to the discovery of a discrepancy to Immatics’ detriment, Moderna shall pay to Immatics the amount of the discrepancy, without interest, within [***] of the audited Party’s receipt of the report. Moderna will pay the full cost of any such inspection unless the overpayment of amounts due to Immatics with respect to audited period is more than [***], whichever is greater, of the amount due for such period, in which case Immatics will pay the cost charged by such accounting firm for such review.

8.4 No Other Compensation. Notwithstanding Article 5 of the CLA, each Party hereby agrees that the terms of this Project Agreement fully define all consideration, compensation, and benefits, monetary or otherwise, to be paid, granted, or delivered by one Party to the other Party in connection with the transactions contemplated herein. Neither Party previously has paid or entered into any other commitment to pay, whether orally or in writing, any of the other Party’s employees, directly or indirectly, any consideration, compensation, or benefits, monetary or otherwise, in connection with the Clinical Study.

ARTICLE 9

INTELLECTUAL PROPERTY

9.1 In General. Notwithstanding anything to the contrary in the CLA (including Article 7 of the CLA), ownership of the intellectual property rights developed or conceived by the Parties pursuant to this Project Agreement is set forth below. Except as set forth below, Articles 8 and 9 of the CLA shall govern the Prosecution and Maintenance and enforcement of the intellectual property rights developed or conceived by the Parties pursuant to this Project Agreement.

9.2 IP Arising Under This Project Agreement.

9.2.1 Clinical Study Inventions and Clinical Study Data. [***].

9.2.2 Joint Study Inventions and Joint Study Data.

(a) Generally. [***].

(b) Moderna Option to Convert. [***].

(c) Information Sharing and Cooperation. [***].

(d) Cost Sharing. [***].

(e) Filing Decision and Unilateral Continuation. [***].

(f) Separation of Patents. [***].

(g) Infringement of Joint Study Patents. [***].

ARTICLE 10

INDEMNIFICATION

10.1 By Immatics. Without limiting Section 10.1 of the CLA and subject to Section 10.3 of the CLA, Immatics shall defend, indemnify and hold harmless each Moderna Indemnitee from and against any and all Losses to which any Moderna Indemnitee may become subject as a result of any Claim to the extent such Losses arise out of: (a) the conduct of Immatics’ Research Program Activities, to the extent such conduct is not in accordance with the Clinical Research Plan or Applicable Law, (b) any breach by Immatics of any provision of this Project Agreement, or (c) the use by Immatics, its Affiliates, contractors or Licensees of Joint Study Data, Joint Study Inventions, or Joint Study Patents, except, in each case, to the extent such Losses result from matters subject to clause (a)–(c) of Section 10.2.

10.2 By Moderna. Without limiting Section 10.2 of the CLA and subject to Section 10.3 of the CLA, Moderna shall defend, indemnify and hold harmless each Immatics Indemnitee from and against any and all Losses to which any Immatics Indemnitee may become subject as a result of any Claim to the extent such Losses arise out of: (a) the conduct of Moderna’s Research Program Activities, to the extent such conduct is not in accordance with the Clinical Research Plan or Applicable Law, (b) any breach by Moderna of any provision of this Project Agreement, or (c) the use by Moderna, its Affiliates, contractors or Sublicensees of Joint Study Data, Joint Study Inventions, or Joint Study Patents, except, in each case, to the extent such Losses result from matters subject to clause (a)–(c) of Section 10.1.

ARTICLE 11

TERM AND TERMINATION

11.1 Term. This Project Agreement shall become effective on the Effective Date and, unless earlier terminated pursuant to this Article 11, shall remain in effect until the expiration or termination of the Research Program Period.

11.2 Termination.

11.2.1 Amendments to Protocol and Termination for Patient Safety.

(a) Notwithstanding the foregoing, if either Party reasonably and in good faith believes that there is imminent danger to patients as a result of any Material Safety Issue such Party may, at its sole discretion, elect to temporarily pause conducting the Clinical Study, effective immediately upon written notice to the other Party. Following any such election, and for so long as the conduct of the Clinical Study remains paused, Immatics shall not incur any Research Program Costs (other than previously committed and non-refundable costs) in connection therewith except as necessary to comply with Applicable Laws, and, for clarity, Immatics’ failure to conduct activities during such period in accordance with this Section 11.2.1 shall not constitute a material breach of this Project Agreement. If, notwithstanding the Parties’ implementation of any such modifications or other good-faith efforts to address such Material Safety Issue, such

Material Safety Issue has not been resolved within [***] following the temporary pause of the Clinical Study, then either Party may terminate this Project Agreement immediately effective upon written notice to the other Party.

(b) Without limiting the foregoing, if either Party determines in good faith that the Clinical Study presents a Material Safety, such Party shall promptly notify the other Party of such determination. The Parties will then promptly meet and each Party may propose good faith modifications to the Clinical Study to address such Material Safety Issue and, if both Parties agree, Immatics shall act to implement immediately such modifications.

11.2.2 Termination for Futility. In the event that Moderna has a reasonable basis to believe, that continuation of the Clinical Study is no longer justified for scientific or technical reasons, Moderna shall raise the matter with the Clinical Study Project Committee, and the Parties (through the Clinical Study Project Committee or the JSC) shall promptly terminate and wind-down of the Clinical Study.

11.2.3 Termination without Cause. [***].

11.2.4 Termination for Budget Overage. Moderna may terminate this Project Agreement in the event that Immatics’ has given notice to Moderna pursuant to Section 8.2.2 that the anticipated Clinical Development Costs for a given Calendar Year are [***], and the Parties are unable to agree on a mitigation strategy within [***] of such notice.

11.2.5 Termination for Program Termination. Moderna may terminate this Project Agreement in the event that the [***] TCER Project has been terminated under the TCER Collaboration Project Agreement.

11.3 Completion of Research Program Activities. In the event that this Project Agreement is terminated for any reason prior to Clinical Study Completion, Immatics shall responsibly wind-down the Research Program Activities, and Moderna will reasonably assist Immatics (including provision of supply) with respect to such wind-down, in accordance with accepted biopharmaceutical industry norms and ethical practices and Moderna shall reimburse Immatics for all reasonably documented costs associated with such wind-down activities.

11.4 Effects of Expiration orTermination.

11.4.1 Clinical Data. Upon the expiration or termination of this Project Agreement for any reason, Immatics shall promptly provide Moderna a copy of all Clinical Study Data which has not previously been provided to such Party.

11.4.2 Reversion License. [***].

ARTICLE 12

MISCELLANEOUS

12.1 Performance by Affiliates. Without limiting the generality of Section 13.19 of the CLA, each Party may use one or more of its Affiliates to perform its obligations and duties hereunder and such Affiliates are expressly granted certain rights herein to perform such obligations and duties; provided that each such Affiliate shall be bound by the corresponding obligations of such Party. For purposes of this Project Agreement and the CLA, Immatics Biotechnologies GmbH is the Party to this Project Agreement and Immatics US, Inc. is an Affiliate of Immatics Biotechnologies GmbH.

12.2 Press Release; Publicity. The Parties shall issue a press release upon a mutually agreed-upon date promptly after the commencement of the Clinical Study. Otherwise the terms and conditions of Section 6.8 of the CLA shall apply to public announcements relating to this Project Agreement.

IN WITNESS WHEREOF, and intending to be legally bound hereby, the Parties have caused this Project Agreement to be executed by their respective duly authorized officers as of the Effective Date.

IMMATICS BIOTECHNOLOGIES GMBH	MODERNATX, INC.
By:	By:
Name: [****] Title: [****]	Name: [****] Title: [****]
By:
Name: [****] Title: [****]

SCHEDULE 4.1

CLINICAL RESEARCH PLAN AND BUDGET

Omitted pursuant to Item 601(a)(5) of Regulation S-K.